O’Melveny & Myers LLP Yin Tai Centre, Office Tower 37th Floor No.2 Jianguomenwai Avenue Beijing 100022 People’s Republic of China	T: +86 10 6563 4200 F: +86 10 6563 4201 omm.com

April 13, 2023

CONFIDENTIAL

Ms. Jenn Do

Ms. Angela Connell

Mr. Jimmy McNamara

Ms. Laura Crotty

Division of Corporation Finance

Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adlai Nortye Ltd. CIK No. 0001944552 Response to the Staff’s Comment Letter Dated March 13, 2023

Dear Ms. Do, Ms. Connell, Mr. McNamara, and Ms. Crotty:

On behalf of our client, Adlai Nortye Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 13, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on February 27, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Staff for confidential review. In connection with the submission of the Revised Draft Registration Statement, we would like to inform the Staff that the Company has updated its financial statements and business operating data to reflect the period ending December 31, 2022. Additionally, we have made the necessary revisions to the disclosure of our Class A and Class B share structure in the Revised Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to our prior comment 5 and we reissue in part. Please specify on the cover page that references to “we” and “our” cover both the ultimate holding company and the subsidiaries in the U.S. and mainland China that conduct daily operations, as you have stated in your response letter.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Revised Draft Registration Statement.

2.	We note your response to our prior comment 6 and we reissue in part. Please further revise the cover page to address consolidated financial statements your PRC subsidiary's ability to transfer funds, as disclosed elsewhere in the filing, and provide a cross-reference to the consolidated financial statements. In this regard we note your statement that "there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in the United States and Hong Kong" but you have not addressed whether your PRC subsidiary may transfer funds to the Cayman Islands holding company.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Revised Draft Registration Statement.

Overview, page 1

3.	We note your response to our prior comment 7 specifying that AN0025's Phase 1b clinical trial is in France and the United States, and AN4005's clinical trial is in China and the United States. We also note your disclose on page 37 that you "may in the future conduct clinical trials for our drug candidates outside the U.S., including in Europe, Australia, China or other foreign jurisdictions." Please revise this risk factor to clarify that you are already conducting trials outside of the United States in China and France.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Revised Draft Registration Statement.

Our company history and team, page 4

4.	We note your response to our prior comment 14 and we reissue in part. To the extent you believe it is material to investors to highlight the name of specific large investors, which appears to be the case as you have included such name and statement in the Summary of the prospectus, please revise to make clear that prospective investors should not rely on the named investor's investment decision, that this investor may have different risk tolerances, and that the referenced financing was conducted at a significant discount to the IPO price, if true. In addition, we note that ATCG Holdings Limited is controlled by Mr. Hui Shao, one of the company's directors. Please clarify this on pages 4, 5, 105 and 106 where emphasis is placed on this investment.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 107, and 108 of the Revised Draft Registration Statement and has deleted the name of the specific large investor.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Prospectus Summary

Our Strengths, page 4

5.	We note your response to our prior comment 11 and we reissue the comment. Please revise statements throughout your prospectus to eliminate conclusions or predictions that the candidates are safe and effective, as determinations of safety and efficacy are solely within the authority of the FDA. You may provide an objective summary of the data that you used to draw such conclusions. In this regard, we note your disclosures on page 4 stating that AN2025 demonstrated promising efficacy and safety data.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 107, 116, and 126 of the Revised Draft Registration Statement to eliminate conclusions or predictions that the candidates are safe and effective.

6.	We note your response to our prior comment 15 and we reissue in part. Please specify the non-death types of Serious Adverse Effects (SAEs). In this regard, we note that the AN2025 plus paclitaxel group was 10% higher than the placebo group for non-death SAEs.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5, 107, and 116 of the Revised Draft Registration Statement to specify the non-death types of Serious Adverse Effects (SAEs).

Prospectus Summary

Conventions that apply to this prospectus, page 13

7.	We note your response to our prior comment 17 and we reissue in part. Please clarify that the legal and operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau.

The Company respectfully submits that it currently has no business operations in Hong Kong and Macau. To clarify the definition of “China” or the “PRC,” the Company has updated the references on page 14. The update clarifies that operational risks associated with operating in China also apply to any operations in Hong Kong and/or Macau.

Business

License and collaboration agreements, page 132

8.	We note the supplemental analysis provided in response to our prior comment 23; however, we are unable to agree with your conclusion that the referenced agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Your response letter indicates that the Roche and MSD agreements are strictly supply agreements; however, your disclosure both in the Summary and Business sections indicates otherwise. In addition, your collaboration agreement with Biotime has been your only source of revenue to date and includes potential future payments that would appear to be material to the company. Please either file each of these agreements as exhibits or provide further analysis supporting your position that such filing is not required.

The Company respectfully submits that it appreciates the Staff’s view that the collaboration with Biotime is the Company’s only source of revenue in the foreseeable future, and the Company has obtained consent from Biotime and filed relevant collaboration agreement as Exhibit 10.5 to the Revised Draft Registration Statement.

With respect to the agreements with MSD and Roche, the Company’s primary goal to include relevant disclosures in the Draft Registration Statement was to highlight the R&D progress of the Company’s pipeline drug candidates, particularly in the area of combination therapy. The Company acknowledges the Staff’s concerns and that the prior disclosures in the Summary and Business sections of the Draft Registration Statement could be improved to more clearly and accurately reflect the commercial arrangement between the Company and MSD/Roche are ordinary course supply agreements.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

As previously explained in the Company’s response dated February 27, 2023, the agreements with MSD/Roche were entered into in the Company’s ordinary course of business and the Company’s business is not substantially dependent upon such agreements. Therefore, the agreements between the Company and MSD/Roche do not fall under any of the categories of material contracts required to be filed as exhibits under Item 601(b)(10)(ii). Furthermore, disclosures of the two agreements and their respective terms in the Draft Registration Statement do not imply that the Company views these agreements as material contracts (either in terms of dollar amount or significance) to its business. Either the Company or MSD/Roche may terminate relevant agreement without penalty upon prior written notice to the other party.

In order to address the Staff’s concerns and to properly characterize the nature of relevant business arrangements between the Company and MSD/Roche, the Company has revised the disclosure on pages 1, 2, 22, 34, 91, 104, 105, 118, 122, 136, and 137 of the Revised Draft Registration Statement to clarify that the agreements between the Company and MSD/Roche are ordinary course supply arrangements.

Collaboration Agreement with Roche, page 134

9.	We note your response to our prior comment 22 and your statement that "as of January 19, 2023" you had not entered into a CSA Supplement with Roche that requires you to pay for the supplied atezolizumab. Please revise to provide this statement as of the latest practicable date or provide the statement as of the date of the prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 136 of the Revised Draft Registration Statement.

Principal Shareholders, page 169

10.	We note your response to our prior comment 26 and we reissue in part. You have now disclosed that Industrial and Commercial Bank of China Limited (ICBC) controls the voting and/or dispositive power with respect to the shares owned UNIQUE MARK VENTURES LIMITED. Please revise your disclosure in footnote 6 on page 169 to clarify that ICBC is a PRC state-owned bank and to state whether any individual exercises investment and/or voting control over the securities held by UNIQUE MARK VENTURES LIMITED. In this regard, we note your statement that the asset management department of ICBC exercises voting power over the shares. To the extent voting and investment decisions in the department are made jointly by three or more individuals, please so state, providing support for your belief that no individual is required to be named.

In response to the Staff's comments, no natural person can be identified as having beneficial ownership of the shares for the purposes of Rule 13d-3 under the Exchange Act. Instead, the entire asset management department of ICBC, which consists of more than three personnel, collectively assumes responsibility for making any voting or investment decisions. The Company has revised the disclosure in the footnote 6 on page 172 of the Revised Draft Registration Statement.

History of share capital, page 179

11.	We note the revision related to our prior comment 27. Please further revise to describe the nature of the relationship between Mr. Lu and Lucy Zhang's father and the nature of or reason(s) for the loan facility between the two. Please also address any related-party considerations as it relates to your financial statements and related disclosures.

In response to the Staff’s comments, the Company has revised the disclosure on page 182 to provide additional information regarding the relationship between Mr. Lu and Lucy Zhang’s father, and the nature of the loan facility between the two.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Lucy Zhang’s father, Hancheng Zhang (Mr. Zhang), an independent third party to Mr. Lu and the Company, had intended to invest in the Company in 2018. However, due to the uncertainties surrounding the Company’s business development at the time, Mr. Zhang decided to invest in the form of convertible loans rather than equity. In April 2018, Mr. Zhang and Mr. Lu signed a convertible loan agreement, which provided a loan of RMB18.0 million to Mr. Lu for use as the Company’s working capital. Additionally, Mr. Zhang had the option to require the transfer certain of Mr. Lu’s equity interests in the Company to him before June 30, 2021, in lieu of loan repayment. If Mr. Zhang chose not to exercise this option, , Mr. Lu agreed to repay the loan and relevant interests in cash.

According to the convertible loan agreement, Mr. Zhang is entitled to transfer his rights and obligations under the agreement to his close relatives with a prior notice to Mr. Lu. In April 2020, Mr. Zhang transferred all of his rights and obligations under the convertible agreement to his daughter, Lucy Zhang, and relevant agreements were executed among Mr. Zhang, Lucy Zhang, and Mr. Lu. In May 2021, Lucy Zhang decided to convert all outstanding loans into equity. Consequently, Mr. Lu transferred 900,000 ordinary shares of the Company through an entity controlled by him, to Lucy Zhang for settlement of such convertible loan.

As Mr. Zhang and Lucy Zhang are independent third parties to Mr. Lu and the Company, the Company confirms that there were no related-party considerations with respect to the Company’s financial statements and related disclosures.

Notes to the Consolidated Financial Statements

Financial Assets at FVTPL, page F-34

12.	We note your response to prior comment 31 and the revisions made to the fair value disclosures on pages F-49 and F-50. Your current disclosure in Note 12 does not adequately explain the nature and terms of these financial assets. As previously requested, please revise your disclosure to clearly describe the nature and significant terms of these products as well as any related risks. For example, clarify whether your wealth management product is an investment in a mutual fund and if so, the types of underlying investments in which the fund invests. As it relates to your dual currency structured deposit, clarify whether this is a compound instrument which combines a traditional bank deposit with a foreign currency derivative and discuss the significant terms.

In response to the Staff’s comments, the company has revised the disclosures on pages F-33 and F-34 at note 12.

General

13.	Please revise throughout where you discuss the Holding Foreign Companies Accountable Act (the "HFCA Act") to reflect the HFCA Act timeline for a potential trading prohibition was shortened from three years to two years, as part of the "Consolidated Appropriations Act, 2023," signed into law on December 29, 2022.

In response to the Staff’s comments, the Company has revised the disclosures on the cover page and pages 66 and 67 of the Revised Draft Registration Statement.

*                                            *                                                 *

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned at +86 13910939617 / +86 10 6563 4261 / kgeng@omm.com, Vincent Lin of O’Melveny & Myers LLP at +86 13601656082 / +86 21 2307 7068 / vlin@omm.com, or Howard Leung, partner at Mazars USA LLP, at (347) 831-1871 / howard.leung@mazarsusa.com. Mazars USA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures

cc:

Yang Lu, Director, Chief Executive Officer, Chairman of the Board of the Company

Lars Erik Birgerson, President, Chief Medical Officer of the Company

Wei Zhang, Chief Financial Officer of the Company

Ke Geng, Esq., Partner, O’Melveny & Myers LLP

Allen C. Wang, Esq., Partner, Latham & Watkins LLP

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo